Genesis Fluid Solutions Holdings, Inc.
2756 N. Green Valley Parkway, Suite 355
Henderson, NV 89014
(702) 614-5333

October 22, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Genesis Fluid Solutions Holdings, Inc.
Registration Statement Form S-1
File No. 333-166099

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Genesis Fluid Solutions Holdings, Inc. (the “Company”) hereby applies for an order from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) granting the immediate withdrawal of the Company’s Registration Statement on Form S-1, Commission File No. 333-166099, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 15, 2010 and last filed on June 3, 2010.

Pursuant to the Registration Statement, the Company proposed to register for sale 7,027,500 shares of Common Stock, $.001 par value per share issued and outstanding; 1,300,000 shares then held in escrow; 3,412,500 shares issuable upon exercise of investor warrants, and 107,500 shares issuable upon exercise of placement agent warrants or an aggregate of 11,847,500 shares of Common Stock.  However, the Company publicly announced in its Form 8-K for August 27, 2010, that its Board of Directors elected to broaden the Company’s focus to include additional market sectors of the clean technology industry in general, in contrast to focusing only on waterway restoration and remediation.   In view of the fact that the business, as well as Management of the Company had substantially changed, the Company has decided to withdraw the Registration Statement.  No Shares were ever sold in connection with the offering contemplated by the Registration Statement.  Since the public offering was not consummated and the Company no longer intends to pursue such public offering, the Company now proposes to withdraw the Registration Statement pursuant to Rule 477.

Securities and Exchange Commission
October 22, 2010

Accordingly, the Company requests that an order granting the withdrawal of the Registration Statement be issued by the Commission.  Upon the grant of the Commission's consent to this request, please return a dated copy of the order granting such withdrawal to the undersigned. The Company understands that the filing fees paid by the Company will be held by the Commission pursuant to Rule 477 under the Act, and, pursuant to Rule 457(p) under the Act, may be applied to a subsequent registration statement.

If you require any additional information, please do not hesitate to contact our counsel, Elliot H. Lutzker of Phillips Nizer LLP, at (212) 841-0707.

Very truly yours,

/s/ Dr. Johnny. R. Thomas
Dr. Johnny R. Thomas, CEO
(Principal Executive Officer)

cc:           Elliot H. Lutzker, Esq.